Exhibit 23.4

Consent of Deloitte & Touche LLP, Independent Auditors


    We consent to the use in this Amendment No. 2 to the Registration Statement of Corning Clinical Laboratories Inc. on Form S-1 of our report dated February 28, 1994 relating to the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993 of Nichols Institute (not presented separately herein) which report includes explanatory paragraphs related to uncertainties as to an investigation by the Office of the Inspector General of the Department of Health and Human Services and substantial doubt as to the Company's ability to continue as a going concern. We also consent to the reference to us under the heading "Experts" in such Registration Statement.



/s/Deloitte & Touche LLP
Deloitte & Touche LLP

Costa Mesa, California
November 25, 1996


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